April 7, 2025

Suk Yee Kwan
Chief Executive Officer
Happy City Holdings Ltd
30 Cecil Street
#19-08 Prudential Tower
Singapore

       Re: Happy City Holdings Ltd
           Registration Statement on Form F-1
           Filed March 17, 2025
           File No. 333-285856
Dear Suk Yee Kwan:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 17, 2025
Capitalization, page 54

1. We note you do not include cash and cash equivalents in your capitalization table.
       Tell us your consideration of including the cash and cash equivalents amounts with a double underline to highlight that these amounts are not included in total capitalization.
Exhibits

2. Exhibit 99.9 appears to be the opinion of David Fong & Co., Hong Kong counsel, yet you have indicated in your exhibit index that such opinion should be located at
       Exhibit 99.1. Revise for clarity.
 April 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jason Ye